Will H. Cai +852 3758 1210 wcai@cooley.com

October 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Scott Anderegg Ms. Jennifer López-Molina

Re:	Skillful Craftsman Education Technology Ltd Amendment No. 1 to Registration Statement on Form F-3 File No. 333-259498

Dear Mr. Anderegg and Ms. López-Molina:

On behalf of our client, Skillful Craftsman Education Technology Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 30, 2021 (the “Comment Letter”) on the Registration Statement on Form F-3 publicly filed with the Commission on September 13, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No.1 to the Registration Statement (the “Amended Registration Statement”) concurrently with the submission of this response letter.

Set forth below are the Company’s responses to the Comment Letter. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form F-3

Prospectus Cover Page, page i

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 2

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page of the Amended Registration Statement.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page of the Amended Registration Statement.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and page 1 of the Amended Registration Statement.

Prospectus Summary, page 2

4.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 3, 4 and 5 of the Amended Registration Statement.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 3

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors.In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 7 and 8 of the Amended Registration Statement.

6.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 3 of the Amended Registration Statement.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 5 and 6 of the Amended Registration Statement.

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

The Company respectfully advises the Staff to refer to Annex I hereto, which sets forth in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of March 31, 2019, 2020 and 2021 and for the years ended March 31, 2019, 2020 and 2021.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 4

Risk Factors, page 5

9.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 12 of the Amended Registration Statement.

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 12 of the Amended Registration Statement.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the relevant disclosure beginning on page 11 of the Amended Registration Statement.

12.	We note your discussion of the Data Security Law in the risk factor entitled "Our business is subject to various evolving PRC laws and regulations regarding data privacy,..." Please revise to specifically address the Data Security Law's impact upon your business.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 11 of the Amended Registration Statement.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 5

13.	We note the recent issuance of the “Opinions on Further Alleviating the Burden of Homework and After School Tutoring for Students in Compulsory Education.” The Opinions appear to contain various requirements and restrictions related to education services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of these opinions to you and your business and how and when you expect to comply. Please also address if these guidelines may be expanded in the future to cover any of your other business or operations.

The Company respectfully advises the Staff that the Opinions on Further Alleviating the Burden of Homework and After School Tutoring for Students in Compulsory Education (the “Opinions”), issued by the General Office of the Chinese Communist Party and General Office of the State Council on July 24, 2021, will not have an adverse impact on the operations or financials of the Company because the activities regulated by the Opinions are different from the Company’s business activities.

The Opinions contain policy guidance on requirements and restrictions relating to online and offline after-school tutoring or training services which apply to institutions operating in the area of discipline-based off-campus tutoring and training for students in compulsory education, namely education for students aged from 6 to 15 years. Pursuant to the Opinions, (i) institutions providing after-school tutoring services on academic subjects in the compulsory education system in China, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in Academic AST Institutions; (iv) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) Academic AST Institutions must follow the fee standards to be established by relevant authorities. However, the Company, through its VIE, has been focusing on the vocational education services since its inception in 2013, providing interactive online vocational learning services mainly for vocational education, continuing education, and higher education typically for students aged 16 years or older. Therefore, the requirements and restrictions in the Opinions do not apply to the Company or its VIE’s business in China.

In contrast, the vocational education services provided by the Company are encouraged by the government policies. As the core service provided by the Company, the vocational education service is encouraged by the “College Diploma + Vocational Skills Certification” or “1+X” policy of the Ministry of Education of People’s Republic of China, which requires students at certain selected universities and colleges to obtain vocational training certification in six areas. In addition, the education services provided by the Company are in line with the Vocational Education Law of the People’s Republic of China (Revised Draft) passed in March 2021, which proposes the integration of industry and education, the school-enterprise cooperation, the support of the establishment of vocational schools, and the promotion of interoperability of school education and vocational training. On October 12, 2021, the Chinese government issued policies to encourage vocational education and skills training. According to the new policies, the Chinese government has reiterated its commitment to cultivating skilled talents, echoing the nation’s previous supports for vocational education, particularly academic vocational education. The policies also encourage rural-oriented vocational education to deliver skills training to more peasants and laid-off workers. These rules and policies on vocational education can bring multiple benefits to the Company, and the policy-backed vocational education and skill training services provided by the Company are compliant with the national laws and regulations.

Company has never been involved in discipline tutoring or training for students in compulsory education, and it has no plans to expand its business into such areas. As vocational education and compulsory education are two distinct areas, the Company does not expect the Opinions to be expanded in the future to cover any of the Company’s business or operations.

* * *

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 6

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours

/s/ Will H. Cai
Will H. Cai

cc:

Xiaofeng Gao, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Bin Fu, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Dawei Chen, Chief Financial Officer, Skillful Craftsman Education Technology Limited

Frank Parrish, Partner, TPS Thayer, LLC

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 7

Annex I

The Company respectfully advises the Staff that its VIE contributed to 100% of its consolidated revenue for the fiscal years ended March 31, 2019, 2020 and 2021. The VIE contributed to 87% consolidated assets and 93% of consolidated liabilities as of March 31, 2021. The VIE contributed to 100% consolidated assets and liabilities as of March 31, 2019 and 2020. The Company demonstrates the reconciliation of the financial position, results of operations and cash flows as follows:

I-A. Financial Information for the Fiscal Year Ended March 31, 2021

Reconciliation of Balance Sheet

	As of March 31, 2021
	The Company	VIE	Subsidiaries	Eliminating entries	Total
ASSETS
Current assets
Cash and cash equivalents	$2,736,708	$14,716,543	$109	$-	$17,453,360
Accounts receivable, net	-	83,980	-	-	83,980
Prepayments and other current assets	5,789,634	1,657,531	-	(5,662,628)	1,784,537
Deferred expenses	50,562	-	-	(50,562)	-
Investment in subsidiaries and VIE	38,701,420	-	-	(38,701,420)	-
Other receivables	-	850,517	-	4,862,675	5,713,192
Total current assets	47,278,324	17,308,571	109	(39,551,935)	25,035,069
Non-current assets
Property and equipment, net	-	13,725,957	-	-	13,725,957
Intangible assets, net	-	20,416,461	-	-	20,416,461
Long-term prepayments and other non-current assets	-	28,406	-	-	28,406
Total non-current assets	-	34,170,824	-	-	34,170,824
TOTAL ASSETS	$47,278,324	$51,479,395	$109	$(39,551,935)	$59,205,893
LIABILITIES
Current liabilities
Accounts payable	$-	$113,707	$-	$-	$113,707
Taxes payable	-	448,485	-	-	448,485
Amounts due to a related party	252,602	-	4,435	-	257,037
Accrued expenses	562,715	385,292	7,335	96,587	1,051,929
Amounts due to subsidiaries and VIE	897,835	-	-	(897,835)	-
Deferred revenue - current	-	11,456,667	-	-	11,456,667
Total current liabilities	1,713,152	12,404,151	11,770	(801,248)	13,327,825
Non-current liabilities
Deferred revenue - non-current	-	312,896	-	-	312,896
Total non-current liabilities	-	312,896	-	-	312,896
TOTAL LIABILITIES	$1,713,152	$12,717,047	$11,770	$(801,248)	$13,640,721
COMMITMENTS AND CONTINGENCIES	-	-	-	-	-
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	2,400	1,619,774	-	(1,619,774)	2,400
Additional paid-in capital	13,415,987	-	-	-	13,415,987
Statutory reserve	745,590	745,590	-	(745,590)	745,590
Accumulated profits	30,419,177	35,365,243	(11,206)	(35,354,037)	30,419,177
Accumulated other comprehensive income/(loss)	982,018	1,031,741	(455)	(1,031,286)	982,018
TOTAL SHAREHOLDERS’ EQUITY	45,565,172	38,762,348	(11,661)	(38,750,687)	45,565,172
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,278,324	$51,479,395	$109	$(39,551,935)	$59,205,893

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 8

Reconciliation of Income Statement

	For the fiscal year ended March 31, 2021
	The Company	VIE	Subsidiaries	Eliminating entries	Total
Revenue	$-	$29,168,546	$-	$-	$29,168,546
Cost of revenue	-	(14,712,411)	-	-	(14,712,411)
Gross income	-	14,456,135	-	-	14,456,135

Operating expenses:
Selling and marketing expenses	-	(1,807,132)	-	-	(1,807,132)
General and administrative expenses	(2,493,845)	(1,153,173)	(7,431)	-	(3,654,449)
Total operating expenses	(2,493,845)	(2,960,305)	(7,431)	-	(5,461,581)
Income from operations	(2,493,845)	11,495,830	(7,431)	-	8,994,554
Interest income	-	57,165	-	1,781	58,946
Investment loss	(2,436,809)	-	-	-	(2,436,809)
Government grant	-	369,170	-	-	369,170
Share of profit in subsidiaries and VIE	8,428,844	-	-	(8,428,844)	-
Other expenses, net	(185)	(6,655)	68	(1,781)	(8,553)
Income before income taxes	3,498,005	11,915,510	(7,363)	(8,428,844)	6,977,308
Income tax expense	-	(3,479,303)	-	-	(3,479,303)
Net income	$3,498,005	$8,436,207	$(7,363)	$(8,428,844)	$3,498,005

Other comprehensive income/(loss):
Foreign currency translation adjustment	2,388,306	2,388,306	-	(2,388,306)	2,388,306
Total comprehensive income	5,886,311	10,824,513	(7,363)	(10,817,150)	5,886,311

Reconciliation of Cash Flows

	For the fiscal year ended March 31, 2021
	The Company	VIE	Subsidiaries	Eliminating entries	Total
Net cash provided by operating activities	$(2,506,846)	$13,927,170	$109	$(665,949)	$10,754,484
Net cash used in investing activities	(8,000,000)	(12,864,697)	-	(1)	(20,864,698)
Net cash provided by financing activities	13,243,554	-	-	-	13,243,554
Effects of exchange rate changes on cash	-	1,722,356	-	665,950	2,388,306
Net cash inflow	$2,736,708	$2,784,829	$109	$-	$5,521,646

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 9

I-B. Financial Information for the Fiscal Year Ended March 31, 2020

Reconciliation of Balance Sheet

	As of March 31, 2020
	The Company	VIE	Subsidiaries	Eliminating entries	Total
ASSETS
Current assets
Cash and cash equivalents	$-	$11,931,714	$-	$-	$11,931,714
Accounts receivable, net	-	78,785	-	-	78,785
Prepayments and other current assets	1,752	1,961,350	-		1,963,102
Investment in subsidiaries and VIE	27,880,296	-	-	(27,880,296)	-
Other receivables	-	-	-		-
Total current assets	27,882,048	13,971,849	-	(27,880,296)	13,973,601
Non-current assets
Property and equipment, net	-	12,324,125	-	-	12,324,125
Intangible assets, net	-	19,294,740	-	-	19,294,740
Long-term prepayments and other non-current assets	-	97,035	-	-	97,035
Total non-current assets	-	31,715,900	-	-	31,715,900
TOTAL ASSETS	$27,882,048	$45,687,749	$-	$(27,880,296)	$45,689,501
LIABILITIES
Current liabilities
Accounts payable	$-	$249,086	$-	$-	$249,086
Taxes payable	-	543,600	-	-	543,600
Amounts due to a related party	-	-	-	-	-
Accrued expenses	-	227,525	-	-	227,525
Deferred revenue - current	-	16,736,365	-	-	16,736,365
Total current liabilities	-	17,756,576	-	-	17,756,576
Non-current liabilities
Deferred revenue - non-current	-	50,877	-	-	50,877
Total non-current liabilities	-	50,877	-	-	50,877
TOTAL LIABILITIES	$-	$17,807,453	$-	$-	$17,807,453
COMMITMENTS AND CONTINGENCIES	-	-	-	-	-
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 12,000,000 and 9,000,000 shares issued and outstanding as of March 31, 2021 and 2020, respectively	1,800	1,619,823	-	(1,619,823)	1,800
Additional paid-in capital	1,619,774	-	-	-	1,619,774
Statutory reserve	745,590	745,590	-	(745,590)	745,590
Accumulated profits	26,921,172	26,921,171	-	(26,921,171)	26,921,172
Accumulated other comprehensive income/(loss)	(1,406,288)	(1,406,288)	-	1,406,288	(1,406,288)
TOTAL SHAREHOLDERS’ EQUITY	27,882,048	27,880,296	-	(27,880,296)	27,882,048
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$27,882,048	$45,687,749	$-	$(27,880,296)	$45,689,501

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 10

Reconciliation of Income Statement

	For the fiscal year ended March 31, 2020
	The Company	VIE	Subsidiaries	Eliminating entries	Total
Revenue	$-	$28,601,071	$-	$-	$28,601,071
Cost of revenue	-	(11,797,870)	-	-	(11,797,870)
Gross income	-	16,803,201	-	-	16,803,201

Operating expenses:
Selling and marketing expenses	-	(1,520,801)	-	-	(1,520,801)
General and administrative expenses	-	(2,038,568)	-	-	(2,038,568)
Total operating expenses	-	(3,559,369)	-	-	(3,559,369)
Income from operations	-	13,243,832	-	-	13,243,832
Interest income	-	73,737	-	-	73,737
Investment loss	-	-	-	-	-
Government grant	-	-	-	-	-
Share of profit in subsidiaries and VIE	9,975,225	-	-	(9,975,225)	-
Other expenses, net	-	(3,458)	-	-	(3,458)
Income before income taxes	9,975,225	13,314,111	-	(9,975,225)	13,314,111
Income tax expense	-	(3,338,886)	-	-	(3,338,886)
Net income	$9,975,225	$9,975,225	$-	$(9,975,225)	$9,975,225

Other comprehensive income/(loss):	-	-	-	-
Foreign currency translation adjustment	(1,112,209)	(1,112,209)	-	1,112,209	(1,112,209)
Total comprehensive income	8,863,016	8,863,016	-	(8,863,016)	8,863,016

Reconciliation of Cash Flows

	For the fiscal year ended March 31, 2020
	The Company	VIE	Subsidiaries	Eliminating entries	Total
Net cash provided by operating activities	$-	$11,480,117	$-	$-	$11,480,117
Net cash used in investing activities	-	(10,401,263)	-	-	(10,401,263)
Net cash provided by financing activities	-	-	-	-	-
Effects of exchange rate changes on cash	-	490,577	-	-	490,577
Net cash inflow	$-	$1,569,431	$-	$-	$1,569,431

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 11

I-C. Financial Information for the Fiscal Year Ended March 31, 2019

Reconciliation of Balance Sheet

	As of March 31, 2019
	The Company	VIE	Subsidiaries	Eliminating entries	Total
ASSETS
Current assets:
Cash and cash equivalents	$-	$10,362,283	$-	$-	$10,362,283
Accounts receivable, net	-	451,132	-	-	451,132
Prepayments and other current assets	1,843	900,968	-	-	902,811
Investment in subsidiaries and VIE	19,017,189	-	-	(19,017,189)	-
Total current assets	19,019,032	11,714,383	-	(19,017,189)	11,716,226
Non-current assets
Property and equipment, net	-	14,022,240	-	-	14,022,240
Intangible assets, net	-	17,799,207	-	-	17,799,207
Total non-current assets	-	31,821,447	-	-	31,821,447
TOTAL ASSETS	$19,019,032	$43,535,830	$-	$(19,017,189)	$43,537,673

LIABILITIES
Current liabilities
Accounts payable	$-	$10,025	$-	$-	$10,025
Taxes payable	-	375,337	-	-	375,337
Amounts due to a related party	-	-	-	-	-
Other payables	-	151,545	-	-	151,545
Deferred revenue - current	-	15,308,898	-	-	15,308,898
Total current liabilities	-	15,845,805	-	-	15,845,805
Non-current liabilities
Deferred revenue - non-current	-	8,672,836	-	-	8,672,836
Total non-current liabilities	-	8,672,836	-	-	8,672,836
TOTAL LIABILITIES	$-	$24,518,641	$-	$-	$24,518,641

SHAREHOLDERS’ EQUITY:
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 9,000,000 shares issued and outstanding	1,800	1,800	-	(1,800)	1,800
Additional paid-in capital	1,619,774	1,619,774	-	(1,619,774)	1,619,774
Statutory reserve	745,590	745,590	-	(745,590)	745,590
Accumulated profits	16,945,947	16,944,104	-	(16,944,104)	16,945,947
Accumulated other comprehensive (loss) /income	(294,079)	(294,079)	-	294,079	(294,079)
TOTAL SHAREHOLDERS’ EQUITY	19,019,032	19,017,189	-	(19,017,189)	19,019,032
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$19,019,032	$43,535,830	$-	$(19,017,189)	$43,537,673

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

October 25, 2021 Page 12

Reconciliation of Income Statement

	For the fiscal year ended March 31, 2019
	The Company	VIE	Subsidiaries	Eliminating entries	Total
Revenue	$-	$24,668,840	$-	$-	$24,668,840
Cost of revenue	-	(9,458,559)	-	-	(9,458,559)
Gross profit	-	15,210,281	-	-	15,210,281
Operating expenses:
Selling and marketing expenses	-	(1,832,006)	-	-	(1,832,006)
General and administrative expenses	-	(1,899,110)	-	-	(1,899,110)
Total operating expenses	-	(3,731,116)	-	-	(3,731,116)
Income from operations	-	11,479,165	-	-	11,479,165
Share of profit in subsidiaries and VIE	8,675,058	-	-	(8,675,058)	-
Interest income	-	88,588	-	-	88,588
Interest expenses	-	(195)	-	-	(195)
Income before income taxes	-	11,567,558	-	-	11,567,558
Income tax expense	-	(2,892,500)	-	-	(2,892,500)
Net profit	$8,675,058	$8,675,058	$-	$(8,675,058)	$8,675,058
Less: net profit attributable to non-controlling interests	-	-	-	-	-
Net profit attributable to Skillful Craftsman Education Technology Limited’s shareholders	8,675,058	8,675,058	-	(8,675,058)	8,675,058
Other comprehensive (loss) /income:
Foreign currency translation adjustment	(735,192)	(735,192)	-	735,192	(735,192)
Total comprehensive income	$7,939,866	$7,939,866	$-	$(7,939,866)	$7,939,866

Reconciliation of Cash Flows

	For the fiscal year ended March 31, 2019
	The Company	VIE	Subsidiaries	Eliminating entries	Total
Net cash generated from operating activities	$-	$20,292,760	$-	$-	$20,292,760
Net cash used in investing activities	-	(15,746,284)	-	-	(15,746,284)
Net cash generated from financing activities	-	-	-	-	-
Net increase in cash and cash equivalents	-	5,466,216	-	-	5,466,216

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com